77 King St. W., Suite 4010
P.O. Box 159
Toronto, Ontario
Canada M5K 1H1

GRANITE REIT ANNOUNCES 2025 THIRD QUARTER RESULTS AND A 4.4% DISTRIBUTION INCREASE COMMENCING IN DECEMBER 2025

November 5, 2025, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") announced today its condensed consolidated combined results for the three and nine month periods ended September 30, 2025 and a distribution increase of 4.41% effective with the December 2025 distribution.

THIRD QUARTER 2025 HIGHLIGHTS

Highlights for the three month period ended September 30, 2025 are set out below:

Financial:
•Granite's net operating income ("NOI") was $127.1 million in the third quarter of 2025 compared to $119.6 million in the prior year period, an increase of $7.5 million primarily as a result of contractual rent adjustments and consumer price index based increases, renewal and re-leasing activity, the acquisition of two income-producing properties in the United States in the second quarter of 2025, and the lease commencement of two completed expansion projects in Canada and Netherlands during 2024;
•Constant currency same property NOI - cash basis(4) increased by 5.2% for the third quarter of 2025;
•Funds from operations ("FFO")(1) was $89.9 million ($1.48 per unit) in the third quarter of 2025 compared to $85.2 million ($1.35 per unit) in the third quarter of 2024;
•Adjusted funds from operations ("AFFO")(2) was $77.0 million ($1.26 per unit) in the third quarter of 2025 compared to $76.6 million ($1.22 per unit) in the third quarter of 2024;
•During the three month period ended September 30, 2025, the Canadian dollar weakened against the Euro and the US dollar relative to the prior year period. The impact of foreign exchange on FFO and AFFO for the three month period ended September 30, 2025, relative to the same period in 2024, was favourable by $0.04 per unit for each measure;
•AFFO payout ratio(3) was 67% for the third quarter of 2025 compared to 68% in the third quarter of 2024;
•In-place occupancy as at September 30, 2025 was 96.8%, representing an increase of 100 basis points relative to in-place occupancy as at June 30, 2025. Committed occupancy as at November 5, 2025 is 97.1%;
•Net leverage ratio as at September 30, 2025 was 35%, representing an increase of 300 basis points relative to December 31, 2024. The increase was primarily driven by the classification of certain assets as held for sale, which reduced investment properties by

$370.7 million, as well as increased unsecured debt of $78.0 million, from draws on the credit facility to fund, in the short-term, unit repurchases under the normal course issuer bid ("NCIB"). If the assets held for sale were included in the fair value of investment properties, net leverage ratio would be 34%;
•Granite recognized $34.6 million in net fair value losses on investment properties in the third quarter of 2025, primarily attributable to the expansion in the discount and terminal capitalization rates at select properties in the United States and Europe due to market conditions. The value of investment properties was increased by unrealized foreign exchange gains of $156.5 million in the third quarter of 2025 primarily resulting from the relative weakening of the Canadian dollar against the Euro and the US dollar as at September 30, 2025 compared to June 30, 2025;
•Granite's net income attributable to unitholders in the third quarter of 2025 was $68.0 million in comparison to $111.6 million in the prior year period primarily due to an unfavourable change in the fair value adjustments on investment properties of $77.2 million, and a $2.2 million increase in interest expense and other financing costs, partially offset by a $26.5 million increase in income tax recovery, a $7.5 million increase in net operating income as noted above, and a $2.0 million favourable change in fair value losses on financial instruments; and

•On November 5, 2025, Granite increased its targeted annualized distribution by 4.41% to $3.55 ($0.2958 per month) per unit from $3.40 ($0.2833 per month) per unit to be effective upon the declaration of the distribution in respect of the month of December 2025 and payable in mid-January 2026.

Operations:
•As at September 30, 2025, six income producing properties located in the United States and Netherlands were classified as assets held for sale with a fair value of $370.7 million;
•During the third quarter of 2025, Granite achieved average rental rate spreads of 88% over expiring rents representing approximately 1,846,000 square feet of new leases and renewals taking effect in the quarter; and
•During the third quarter of 2025, Granite executed a lease commencing in the first quarter of 2026 for the remaining vacant unit comprising approximately 148,000 square feet at its completed phase I development in Houston, Texas for a 126 month term with a global automotive accessories manufacturer and distributor.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2025	2024	2025	2024
Revenue	$153.0	$141.9	$456.9	$421.1
Net operating income ("NOI")	$127.1	$119.6	$376.2	$350.8
NOI - cash basis(4)	$124.7	$116.2	$368.7	$341.2
Constant currency same property NOI - cash basis(4)	5.2%	6.2%	4.8%	4.2%
Net income attributable to unitholders	$68.0	$111.6	$206.9	$276.9
Funds from operations ("FFO")(1)	$89.9	$85.2	$266.4	$251.2
Adjusted funds from operations ("AFFO")(2)	$77.0	$76.6	$240.5	$228.4
Diluted FFO per unit(1)	$1.48	$1.35	$4.32	$3.97
Diluted AFFO per unit(2)	$1.26	$1.22	$3.90	$3.61
Monthly distributions paid per unit	$0.85	$0.83	$2.55	$2.48
AFFO payout ratio(3)	67%	68%	65%	68%

As at September 30, 2025 and December 31, 2024			2025	2024
Fair value of investment properties			$9,102.5	$9,397.3
Assets held for sale(10)			$370.7	$—
Cash and cash equivalents			$127.9	$126.2
Total debt(5)			$3,335.5	$3,087.8
Net leverage ratio(6)			35%	32%
Number of income-producing properties			134	138
Gross leasable area (“GLA”), square feet			60.9	63.3
Occupancy, by GLA			96.8%	94.9%
Committed occupancy, by GLA(9)			97.1%	95.0%
Magna as a percentage of annualized revenue(8)			27%	26%
Magna as a percentage of GLA			20%	19%
Weighted average lease term in years, by GLA			5.5	5.7
Overall capitalization rate(7)			5.6%	5.3%
The above disclosure includes certain non-GAAP performance measures and non-GAAP ratios (see "NON-GAAP PERFORMANCE MEASURES, RATIOS AND RECONCILIATIONS"). A more detailed discussion of Granite’s condensed consolidated combined financial results for the three and nine month periods ended September 30, 2025 and 2024 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the unaudited condensed consolidated combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval Plus (“SEDAR+”) and can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

ENVIRONMENTAL, SOCIAL, GOVERNANCE + RESILIENCE (ESG+R)

Granite completed its sixth annual GRESB Real Estate Assessment in the third quarter of 2025. GRESB’s 2025 results were published in October 2025 and Granite ranked 1st out of 7 in the Northern America | Industrial | Listed | Tenant Controlled peer group. Granite’s overall score increased by 1 point compared to the prior year. In GRESB’s 2025 Public Disclosure Report, which evaluates the level of ESG disclosure by listed property companies and REITs, Granite was ranked 1st in the United States of America Industrial sector comprised of 10 reporting entities. Granite continues to implement strategic initiatives to enhance its ESG+R Program into 2026 and beyond.

2025 OUTLOOK

Granite is increasing its 2025 guidance and narrowing the ranges relative to estimates presented at the commencement of the year on February 26, 2025 and subsequently on August 6, 2025. Granite’s current outlook reflects lease renewals and new leasing of vacant space completed year-to-date which have increased overall NOI estimates including constant currency same property NOI – cash basis estimates. The current outlook reflects the acquisition of the Florida properties completed June 30, 2025, but does not include any assumption for potential property dispositions. In addition, the current outlook reflects year-to-date financing and NCIB activity completed in the first half of 2025, and embeds the year to date positive impact to FFO of a weaker Canadian dollar relative to the Euro and U.S. dollar. Granite’s FFO per unit forecast represents an approximate 7% to 9% increase over 2024 and the AFFO per unit forecast represents an approximate 4% to 5% increase over 2024, partially impacted by higher maintenance capital expenditures relative to the prior year.

The high and low ranges of Granite’s forecast are impacted by foreign currency exchange rate assumptions for the three-month forecast period only, between October and December 2025, which have been modified relative to guidance provided on February 26, 2025, May 7, 2025 and August 6, 2025, reflecting a weakening of the Canadian dollar relative to both the Euro and the U.S. dollar.

The table below outlines Granite’s current forecast for the year ending December 31, 2025:

Measure	Current	Previously Published
EUR:CAD exchange rate (1)	1.59 to 1.63	1.56 to 1.61
USD:CAD exchange rate (1)	1.38 to 1.41	1.35 to 1.39
FFO per unit	$5.83 to $5.90	$5.75 to $5.90
AFFO per unit	$5.03 to $5.10	$4.90 to $5.05
Maintenance capital expenditures, tenant allowances and leasing commissions impacting AFFO	no change	$40.0 million
Constant currency same property NOI - cash basis, four quarter average	5.4% to 6.2%	5.0% to 6.5%
(1) Foreign exchange rate assumptions pertain to forecast period only of the respective outlook.

Granite’s 2025 forecast assumes no incremental acquisitions and dispositions, and assumes no favourable reversals of tax provisions relating to prior years which cannot be determined at this time. Non-GAAP performance measures are included in Granite’s 2025 forecast above (see “NON-GAAP PERFORMANCE MEASURES, RATIOS AND RECONCILIATIONS”). See also “FORWARD-LOOKING STATEMENTS”.

CONFERENCE CALL

Granite will hold a conference call and live audio webcast to discuss its financial results. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer.

Date:                 Thursday, November 6, 2025 at 11:00 a.m. (ET)

Telephone:     North America (Toll-Free): 1-800-549-8228
International (Toll): 1-289-819-1520

Conference ID/Passcode: 70287

Webcast:             To access the live audio webcast in listen-only mode, please visit
https://events.q4inc.com/attendee/717195000 or
https://granitereit.com/events.

To hear a replay of the webcast, please visit https://granitereit.com/events. The replay will be available for 90 days.

OTHER INFORMATION

Additional property statistics as at September 30, 2025 have been posted to our website at https://granitereit.com/property-statistics-q3-2025. Copies of financial data and other publicly filed documents are available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 140 investment properties representing approximately 60.9 million square feet of gross leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-GAAP PERFORMANCE MEASURES, RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, FFO payout ratio, AFFO payout ratio, same property NOI - cash basis, constant currency same property NOI - cash basis, total debt and net debt, net leverage ratio, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “GAAP”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS Accounting Standards. Additionally, because these terms do not have a standardized meaning prescribed by IFRS Accounting Standards, they may not be comparable to similarly titled measures presented by other publicly traded entities.
(1)FFO is a non-GAAP performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, foreign exchange gains (losses) on certain monetary items not forming part of a net investment in a foreign operation, deferred income taxes, corporate restructuring costs and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS Accounting Standards dated January 2022 (“REALPAC Guidelines”) except for the exclusion of corporate restructuring costs. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to unitholders. FFO is reconciled to net income, which is the most directly comparable GAAP measure (see table below). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS Accounting Standards.
(2)AFFO is a non-GAAP performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines except for the exclusion of corporate restructuring costs as noted above. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable GAAP measure (see table below). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS Accounting Standards.

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit amounts)		2025	2024	2025	2024
Net income attributable to unitholders		$68.0	$111.6	$206.9	$276.9
Add (deduct):
Fair value losses (gains) on investment properties, net		34.6	(42.6)	66.1	(54.5)
Fair value losses on financial instruments, net		0.9	2.9	—	7.4
Deferred tax (recovery) expense		(17.5)	9.3	(9.7)	18.5
Fair value remeasurement of the Executive Deferred Unit Plan		2.8	1.4	2.1	0.5
Fair value remeasurement of the Directors Deferred Unit Plan		1.1	1.8	1.0	0.6
Corporate restructuring costs		—	0.7	—	1.8
Non-controlling interests relating to the above		—	0.1	—	—
FFO	[A]	$89.9	$85.2	$266.4	$251.2
Add (deduct):
Maintenance or improvement capital expenditures incurred		(8.9)	(3.7)	(13.1)	(10.1)
Leasing costs		(1.6)	(1.5)	(6.0)	(2.0)
Tenant allowances		—	—	(0.1)	(1.6)
Tenant incentive amortization		—	—	—	0.1
Straight-line rent amortization		(2.4)	(3.4)	(6.7)	(9.2)
Non-controlling interests relating to the above		—	—	—	—
AFFO	[B]	$77.0	$76.6	$240.5	$228.4
Basic FFO per unit	[A]/[C]	$1.48	$1.36	$4.35	$3.99
Diluted FFO per unit	[A]/[D]	$1.48	$1.35	$4.32	$3.97
Basic AFFO per unit	[B]/[C]	$1.27	$1.22	$3.92	$3.63
Diluted AFFO per unit	[B]/[D]	$1.26	$1.22	$3.90	$3.61
Basic weighted average number of units	[C]	60.6	62.7	61.3	63.0
Diluted weighted average number of units	[D]	60.9	63.0	61.6	63.3

(3)The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-GAAP performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to unitholders.

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)		2025	2024	2025	2024
Monthly distributions declared to unitholders	[A]	$51.5	$51.8	$156.0	$156.0
FFO	[B]	89.9	85.2	266.4	251.2
AFFO	[C]	77.0	76.6	240.5	228.4
FFO payout ratio	[A]/[B]	57%	61%	59%	62%
AFFO payout ratio	[A]/[C]	67%	68%	65%	68%
(4)Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as development properties or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended September 30,				Sq ft(1)	Nine Months Ended September 30,
	(in millions)	2025	2024	$ change	% change	(in millions)	2025	2024	$ change	% change
Revenue		$153.0	$141.9	11.1			$456.9	$421.1	35.8
Less: Property operating costs		25.9	22.3	3.6			80.7	70.3	10.4
NOI		$127.1	$119.6	7.5	6.3%		$376.2	$350.8	25.4	7.2%
Add (deduct):
Lease termination and close-out fees		—	—	—			(0.8)	(0.5)	(0.3)
Straight-line rent amortization		(2.4)	(3.4)	1.0			(6.7)	(9.2)	2.5
Tenant incentive amortization		—	—	—			—	0.1	(0.1)
NOI - cash basis	63.4	$124.7	$116.2	8.5	7.3%	63.4	$368.7	$341.2	27.5	8.1%
Less NOI - cash basis for:
Acquisitions	0.1	(0.6)	—	(0.6)		0.1	(0.6)	—	(0.6)
Developments	—	—	—	—		0.4	(4.5)	(2.8)	(1.7)
Dispositions and assets held for sale	2.5	(5.0)	(6.3)	1.3		2.5	(17.5)	(18.5)	1.0
Same property NOI - cash basis	60.8	$119.1	$109.9	9.2	8.4%	60.4	$346.1	$319.9	26.2	8.2%
Constant currency same property NOI - cash basis(2)	60.8	$119.1	$113.2	5.9	5.2%	60.4	$346.1	$330.3	15.8	4.8%
(1)    The square footage relating to the NOI — cash basis represents GLA of 63.4 million square feet as at September 30, 2025. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

(5)Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels.
(6)The net leverage ratio is calculated as net debt (a non-GAAP performance measure defined above) divided by the fair value of investment properties (excluding assets held for sale). The net leverage ratio is a non-GAAP ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at September 30, 2025 and December 31, 2024		2025	2024
Unsecured debt, net		$3,166.5	$3,078.5
Derivatives, net		134.2	(25.1)
Lease obligations		34.8	34.4
Total debt		$3,335.5	$3,087.8
Less: cash and cash equivalents		127.9	126.2
Net debt	[A]	$3,207.6	$2,961.6
Investment properties	[B]	$9,102.5	$9,397.3
Net leverage ratio	[A]/[B]	35%	32%
(7)Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the income-producing property.
(8)Annualized revenue for each period presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(9)Committed occupancy as at November 5, 2025.
(10)Assets held for sale are excluded from investment properties and related property metrics. Accordingly, six such assets that were held for sale as at September 30, 2025 were excluded from investment properties and related metrics as at September 30, 2025. There were no assets classified as held for sale as at December 31, 2024.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to advance its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to dispose of assets held for sale; Granite’s ability to accelerate growth and to grow its net asset value, FFO and AFFO per unit, and constant currency same property NOI - cash basis; Granite's ability to execute on its strategic plan and its priorities in 2025; Granite's 2025 outlook for FFO per unit, AFFO per unit and constant currency same property NOI, including the anticipated impact of future foreign currency exchange rates on FFO and AFFO per unit and expectations regarding Granite's business strategy; fluctuations in foreign currency exchange rates and the effect on Granite's revenues, expenses, cash flows, assets and liabilities; Granite's ability to offset interest or realize interest savings relating to its term loans, debentures and cross currency interest rate swaps; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite's intended use of available liquidity, its ability to obtain secured funding against its unencumbered assets and its expectations regarding the funding of its ongoing operations and future growth; any future offerings under Granite’s base shelf prospectuses; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site plan approval for the future phases of its development for up to 0.7 million square feet on the 68.7 acre site in Houston, Texas and up to 0.4 million square feet on the 30.8 acre site in Houston, Texas and the expected timing and potential yield from each project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario; estimates regarding Granite's development properties and expansion projects, including square footage of construction, total construction costs and total costs; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; Granite’s ability to generate peak solar capacity on its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; the amount of any distributions; and the effect of any legal proceedings on Granite. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risk related to tariffs, global trade and supply chains that may adversely impact Granite’s tenants’

operations and in turn impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth under “Risks and Uncertainties” in Granite's Management's Discussion and Analysis for the quarter ended September 30, 2025 filed on November 5, 2025 and in the "Risk Factors" section in Granite's AIF for 2024 dated February 26, 2025, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.